

Mail Stop 3030

August 28, 2009

<u>Via U.S. Mail</u>

Mr. Graham Neil
Chief Financial Officer
Vasogen Inc.
4 Robert Speck Parkway, 15th Floor
Mississauga, Ontario   L4Z 1S1

      RE: Vasogen Inc.
               Form 20-F for fiscal year ended November 30, 2008
               Filed February 27, 2009
               File No. 0-29350

Dear Mr. Neil:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief